October 19, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Raj Rajan and Rufus Decker

Re:	Carter’s, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2016
Filed February 26, 2016
Form 8-K dated July 27, 2016
File No. 001-31829

Dear Messrs. Rajan and Decker,

This letter is being furnished by Carter’s Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 4, 2016 to Richard F. Westenberger, Chief Financial Officer, with respect to the Company’s Form 10-K for the fiscal year ended January 2, 2016 (the “Fiscal 2015 10-K”) and Form 8-K dated July 27, 2016 (File No. 001-31829).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

Form 10-K for the Fiscal Year ended January 2, 2016

Item 8. Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies

Accounts Receivable, page 56

Revenue Recognition, page 58

Note 19 – Valuation and Qualifying Accounts, page 84

1. Staff’s comment: Your sales return reserve was $400 thousand as of both January 2, 2016 and January 3, 2015. The activity in this account appears to reflect only $264 thousand of sales returns during the fiscal year ended January 2, 2016 despite over $3 billion in net sales. Please disclose your sales return policy separately for wholesale and retail customers. Please also tell us whether or not you include all of your sales returns activity in the sales return reserve account. If so, please explain in detail why sales returns appear to be small relative to your net sales. If not, please explain why not and tell us:

•	Your total sales returns in each of the last three fiscal years and

•	The account(s) in which the additional sales returns amounts are reflected.

Response: The Company respectfully advises the Staff that it has separate sales return policies for its retail and wholesale customers. The Company’s retail customers are allowed to return items for a refund or exchange, subject to certain conditions (additional information regarding the Company’s retail returns policies can be found here http://www.carters.com/cs-returns.html?id=carters and here http://www.cartersoshkosh.ca/en_CA/cs-returns.html). The Company does not allow its wholesale customers to return goods to the Company, except in rare instances.

The sales returns reserve disclosed in Note 19 only includes sales returns activity for our wholesale customers.

The Company recognizes retail sales returns at the time of transaction by recording adjustments to both revenue and cost of goods sold. Additionally, the Company records a liability for estimated future returns from its retail customers in “Other current liabilities” on its Consolidated Balance Sheet. This liability represents an accrual for estimated loss of gross margin, based on historical data, and was approximately $1.9 million, $1.6 million, and $1.9 million at the end of fiscal year 2015, 2014, and 2013, respectively. Total retail returns approximated $36.5 million, $34.6 million, and $28.6 million for fiscal year 2015, 2014, and 2013, respectively. There are no accounts receivable associated with the Company’s retail customers.

To further address the Staff’s comments, in future filings, the Company intends to include supplemental language in “Note 2 – Summary of Significant Accounting Policies”. The Company has included sample disclosure in Appendix A, which reflects the Company’s disclosure in its Fiscal 2015 10-K, as modified. In Note 2, new language is underlined and deleted language is shown as marked.

2. Staff’s comment: You state on page 59 that you grant certain accommodations and allowances to your wholesale customers in order to assist these customers with inventory clearance and promotions. Please tell us whether or not these amounts are reflected in the activity shown in Note 19. If some or all of these amounts are included in the Note 19 reserve activity, please disclose the nature of the amounts included. If some or all of these amounts are not included, please also tell us their nature and explain why not.

Response: The Company respectfully advises the Staff that the “accommodations and allowances” referenced on page 59 are not included in the Note 19 reserve activity. The Company records these amounts as a reduction to revenue and accounts receivable, and therefore, no valuation allowance is necessary. “Accommodations and allowances”, which are not material, largely consist of cooperative advertising (the accounting and amount for which are disclosed separately in Note 2), and customer specific pricing which is agreed to prior to sale.

To further address the Staff’s comments, in future filings the Company intends to include supplemental language in “Note 2 – Summary of Significant Accounting Policies”. The Company has included sample disclosure in Appendix A, which reflects the Company’s disclosure in its Fiscal 2015 10-K, as modified. In Note 2, new language is underlined and deleted language is shown as marked.

Form 8-K dated July 27, 2016

Item 2.02 Results of Operations and Financial Condition

3. Staff’s comment: You disclose changes between periods on a constant currency basis. Please also disclose the process for calculating the constant currency amounts. Refer to Question 104.06 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Company respectfully advises the Staff that its process for calculating the constant currency amounts in its press release is as follows, and the Company intends to provide similar disclosure in future press releases and otherwise when amounts are provided on a constant currency basis:

The Company evaluates its net sales on both an “as reported” and a “constant currency” basis. The constant currency presentation, which is a non-GAAP measure, excludes the impact of fluctuations in foreign currency exchange rates that occurred between the comparative periods. Constant currency net sales results are calculated by translating current period net sales in local currency to the U.S. dollar amount by using the currency conversion rate for the prior comparative period. The Company consistently applies this approach to net sales for all countries where the functional currency is not the U.S. dollar. The Company believes that the presentation of net sales on a constant currency basis provides useful supplemental information regarding changes in our net sales that were not due to fluctuations in currency exchange rates and such information is consistent with how the Company assesses changes in its net sales between comparative periods.

To further address the Staff’s comments, in future filings the Company intends to include a table that reflects the calculation of constant currency in each period presented.

*         *         *         *

Please do not hesitate to call me at (678) 399-4515 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Michael C. Wu

Michael C. Wu

Senior Vice President, General Counsel and Secretary

cc:	Richard F. Westenberger, Chief Financial Officer, Carter’s, Inc.

Appendix A

In Note 2, new language is underlined and deleted language is struck through.

“Note 2 – Summary of Significant Accounting Policies”

ACCOUNTS RECEIVABLE

The components of accounts receivable, net, as of January 2, 2016 and January 3, 2015 are as follows:

(dollars in thousands)	January 2,2016	January 3,2015
Trade receivables from wholesale customers, net	$185,046	$173,962
Royalties receivable	11,164	9,978
Tenant allowances and other receivables	20,303	12,831

Total gross receivables	$216,513	$196,771

Less:
~~Allowance for doubtful accounts~~ Wholesale accounts receivable reserves	(8,543)	(11,808)
Wholesale sales returns reserve	(400)	(400)

Total reserves	(8,943)	(12,208)

Accounts receivable, net	$207,570	$184,563

“Concentration of credit risk”Section –No change

~~Allowance for doubtful accounts~~ Valuation Accounts for Wholesale Accounts Receivable

Accounts receivable reserves

~~The company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make payments and other estimated deductions.~~ The Company’s accounts receivable reserves include an allowance for doubtful accounts and an allowance for chargebacks. The allowance for doubtful accounts includes estimated losses resulting from the inability of its customers to make payments. If the financial condition of a customer were to deteriorate, resulting in an impairment of its ability to make payments, an additional allowance could be required. Past due balances over 90 days are reviewed individually for collectability. The Company’s credit and collections department reviews all other balances regularly. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered. ~~The Company also records reserves for potential returns based on historical experience.~~ Provisions for the allowance for doubtful accounts are reflected in Selling, general, and administrative expenses on the Consolidated Statement of Operations and provisions for chargebacks are reflected as a reduction in Net sales on the Consolidated Statements of Operations.

Sales returns reserves

The Company does not allow its wholesale customers to return goods to the Company, except in rare instances, and ~~the Company also records~~ such reserves for potential returns are based on historical experience.

REVENUE RECOGNITION

Revenues consist of sales to customers, net of returns, ~~accommodations,~~ discounts, ~~allowances, deductions~~, chargebacks, and cooperative advertising. The Company considers revenue realized or realizable and earned when the product has been shipped, when title passes, when all risks and rewards of ownership have transferred, the sales price is fixed or determinable, and collectability is reasonably assured. In certain cases, in which the Company retains the risk of loss during shipment, revenue recognition does not occur until the goods have reached the specified customer.

~~In the normal course of business, the Company grants certain accommodations and allowances to its wholesale customers in order to assist these customers with inventory clearance and promotions. Such amounts are reflected as a reduction of net sales and are recorded based on agreements with customers, historical trends, and annual forecasts.~~

The Company records its cooperative advertising arrangements with certain of its major wholesale customers at fair value. Fair value is determined based upon, among other factors, comparable market analysis for similar advertisements. The Company has included the fair value of these arrangements of approximately $3.9 million for each of the fiscal years 2015, 2014, and 2013, as a component of selling, general, and administrative expenses on the accompanying consolidated statements of operations, rather than as a reduction of net sales. Amounts determined to be in excess of the fair value of these arrangements are recorded as a reduction of net sales.

Retail store revenues are recognized at the point of sale. Retail sales through the Company’s on-line channels are recognized at time of delivery to the customer. ~~The Company reduces revenue for estimated customer returns and deductions.~~ The Company recognizes retail sales returns at the time of transaction by recording adjustments to both revenue and cost of goods sold. Additionally, the Company maintains a liability for retail sales returns in “Other current liabilities” on its Consolidated Balance Sheet for estimated future returns. There are no accounts receivable associated with the Company’s retail customers.